Exhibit 99.2

DETACH PROXY CARD HERE
Mark, Sign, Date and Return
the Proxy Card Promptly
Using the Enclosed Envelope.
Votes must be indicated
(x) in Black or Blue ink.
X
FOR AGAINST FOR AGAINST
ORDINARY BUSINESS
1. To receive the Accounts and Reports
2. To re-elect Mr. Thomas Lynch
3. To re-elect Mr. Bruce Given
4. To authorise the fixing of the Auditors’ Remuneration
SPECIAL BUSINESS
5. To authorise the Company to allot shares
6. To disapply the statutory pre-emption rights
7. To authorise the Company to make market purchases of shares

To change your address, please mark this box.

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the
Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here
Co-Owner sign here

ICON plc
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 pm on July 16, 2007)
The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such
Receipt of Icon plc registered in the name of the undersigned on the books of the Depositary as of the close of business on June 14, 2007 at the Annual General Shareholdersʼ Meeting of Icon plc
to be held on July 23, 2007, in respect of the resolutions specified on the reverse hereof.
NOTES:
1. Instructions as to voting on the specified resolutions should be indicated by an ÒXÓ In the appropriate box.
2. If a Holder so elects, the Holder is entitled to instruct The Bank of New York, as Depositary, to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box.

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.